Exhibit 99.1

Allot Communications to Acquire Oversi Networks

Provides Allot with a leading video caching service offering

Hod Hasharon, Israel, July 31, 2012 - Allot Communications Ltd. (NASDAQ: ALLT), a leading provider of service optimization and revenue generation solutions for fixed and mobile data networks worldwide, today announced that it has signed a definitive agreement to acquire Oversi Networks, a leading global provider of rich-media caching and content delivery solutions for Internet video and peer-to-peer (P2P) traffic.

This transaction is another milestone in Allot’s vision of further enhancing its industry-leading Allot Service Gateway by offering a comprehensive video solution, which now includes both video optimization and caching.  The incorporation of Oversi’s technology with Allot’s Service Gateway will allow fixed and mobile service providers to effectively manage the ever-increasing volume of video traffic on their networks.  Allot’s fixed line customers report that video traffic currently uses over 50% of bandwidth and is rapidly increasing.  On the wireless side, according to Allot’s latest Global MobileTrends report, video now represents 42% of mobile data traffic worldwide.

Oversi's innovative caching and acceleration solutions help both fixed and mobile service providers to relieve the heavy network congestion associated with Internet video traffic.   Its technology identifies popular content and caches it at the edge of the network, therefore achieving significant bandwidth saving and minimizing long delays in Video delivery.   The end result is a dramatic improvement in the subscribers’ quality of experience (QoE) for video applications. By assuring quality of experience, Oversi's solutions enable service providers to offer tiered services at different price levels, increasing average revenues per user (ARPU).  Its solution has been widely deployed at several large and medium service providers to date.

“The acquisition of Oversi is another step in realizing our Service Gateway vision,” commented Rami Hadar, Allot’s President and CEO.   “By adding video caching, Allot now offers its customers a comprehensive video solution that includes the critical caching and optimization services required to manage the ever-increasing volume of over-the-top video on the Internet.  Over the past year, we have seen an increase in customer interest in video caching solutions, which made clear to us the critical need for Allot to own a leading solution in this growing market instead of reselling a third-party offering.  With our shared vision of enabling service providers to monetize video traffic, we are excited about incorporating another excellent team and product offering into Allot.”

“By joining Allot, we will now be able to further our joint market vision more effectively,” commented Oversi’s CEO, David Tolub.  “While we have seen growing traction for our leading edge caching solutions, we believe that integrating our solution into the Allot Service Gateway will accelerate our market penetration by offering a more robust video solution.  We are excited about joining the Allot team.”

Under the terms of the acquisition, Allot will be paying $16 million in cash, as well as up to $5 million based on Oversi’s performance during 2012.  The acquisition is subject to the satisfaction of certain closing conditions, and is expected to close during the third quarter of 2012.  On a non-GAAP basis, management currently anticipates the following:

•	Oversi will contribute approximately $2.0 million in revenues per quarter.
•	Gross margins for the Oversi offering should be within Allot’s current gross margin range.
•	Operating expenses will increase by approximately $2.0 million per quarter, which will impact earnings per share by approximately $0.02 per share in the 4th quarter.
•	The offering should reach break-even by the first quarter of 2013.

Non-GAAP financial measures exclude stock-based compensation expenses and amortization of acquired intangible assets, and add back the fair value of acquired deferred revenue written-off for GAAP purposes as part of purchase accounting.

About Allot

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent data traffic optimization and monetization solutions for fixed and mobile broadband operators and large enterprises worldwide. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing fixed and mobile data, enhancing user experience, containing operating costs, and enabling service providers to generate revenues from their broadband networks.  The company offers the broadest portfolio of value-added services, including a comprehensive and unique video optimization and caching suite.  Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. For more information, please visit http://www.allot.com.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company's plans, objectives and expectations for future operations, including without limitation the company’s integration vision and expected revenues and operating expenses in connection with the acquisition described in this press release. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the integration of Oversi Networks technology, business, and operations with those of the company; increased demand for video optimization solutions in mobile networks; changes in general economic and business conditions and, specifically, a decline in demand for the company’s products; the company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors are discussed under the heading "Risk Factors" in the company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-54-221-1365
jkalish@allot.com

Marketing Communications
Jonathon Gordon
Director of Marketing
International access code + 972 9 762 8423
International access code + 972 54 223 3589
jgordon@allot.com